UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 6)*

Saba Software, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

784932600
(CUSIP Number)

SLF Management, LLC One Ferry Building, Suite 255 San Francisco, CA 94111 (415) 677-5957
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	784932600

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SLF Management, LLC 27-2060311

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,150,036

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,150,036

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,150,036

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.86%

14.	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	784932600

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SLF Industry, L.P. 27-2060419

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,150,036

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,150,036

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,150,036

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.86%

14.	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	784932600

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Technology Opportunity Partners, L.P. 35-2214127

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

336,096

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

336,096

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

336,096

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.13%

14.	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	784932600

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Technology Opportunity Ventures, L.L.C. 37-1473537

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

336,096

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

336,096

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

336,096

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.13%

14.	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	784932600

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SLF Partners, L.L.C. 20-0183973

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

336,096

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

336,096

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

336,096

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.13%

14.	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	784932600

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven L. Fingerhood

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,486,132

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,486,132

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,486,132

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%

14.	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	784932600

NOTE:  THIS FILING IS AMENDMENT NO. 6 FOR TECHNOLOGY OPPORTUNITY PARTNERS, L.P., TECHNOLOGY OPPORTUNITY VENTURES, L.L.C., SLF PARTNERS, L.L.C., STEVEN L. FINGERHOOD,  SLF MANAGEMENT, LLC AND SLF INDUSTRY, L.P.

Item 1.	Security and Issuer.

This Amendment No. 6 to Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock") of Saba Software, Inc., a Delaware corporation (the "Issuer").  The Issuer's principal executive office is located at 2400 Bridge Parkway, Redwood Shores, California 94065-1166.  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

(a)	Name

Each of SLF Industry, L.P. and Technology Opportunity Partners, L.P. (each, a "Seller") is a Delaware limited partnership.

The general partner of SLF Industry, L.P. is SLF Management, LLC, a California limited liability company.  The managing member of SLF Management, LLC is Steven L. Fingerhood.

The general partner of Technology Opportunity Partners, L.P. is Technology Opportunity Ventures, L.L.C., a Delaware limited liability company.  The managing member of Technology Opportunity Ventures, L.L.C. is SLF Partners, LLC, a Delaware limited liability company.  The managing member of SLF Partners, LLC is Steven L. Fingerhood.

(b)	Residence or Business Address
The business address for each Reporting Person is One Ferry Building, Suite 255, San Francisco, California 94111, (415) 677-5957.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock was originally acquired for investment purposes in the ordinary course of business using the investment capital of the Sellers.

Item 4.	Purpose of Transaction.

The Reporting Persons sold  their Common Stock of the Issuer in the ordinary course of their business.  The Reporting Persons evaluate their investment in the shares of Common Stock on a continual basis.  The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.  However, the Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's board of directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.  Further, the Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's board of directors, the Issuer's shareholders and others.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of additional Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Item 5.	Interest in Securities of the Issuer.

(a)(b)
To the best knowledge of each of the Reporting Persons, there were 29,785,662 shares of Common Stock outstanding as of December 31, 2011 as reported by the Issuer on its Form 10-Q filed on January 6, 2012.  Steven L. Fingerhood may be deemed to be the beneficial owner of 1,486,132 shares of Common Stock (4.99%) as follows: Mr. Fingerhood is the managing member of SLF Partners, L.L.C., which serves as the managing member of Technology Opportunity Ventures, L.L.C., which serves as the general partner of Technology Opportunity Partners, L.P., which holds 336,096 shares of Common Stock (1.13%).  In addition, Mr. Fingerhood is the managing member of SLF Management, LLC, which serves as the general partner of SLF Industry, L.P., which holds 1,150,036 shares of Common Stock (3.86%).  Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in such securities.

(c)	Please see Exhibit 2. All of the transactions were effected in the open market.
(d)	Not Applicable
(e)
Each of the Reporting Persons (that were previously beneficial owners of more than five percent of the class of securities reported herein) ceased to be the beneficial owner of more than five percent of the class of securities reported herein as of January 26, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated as of January 31, 2012 made among the Reporting Persons
Exhibit 2	Transactions Effected by the Reporting Persons in the class of securities of the Issuer in the last 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2012
(Date)

SLF MANAGEMENT, LLC
By: Steven L. Fingerhood, its managing member

/s/ Steven L. Fingerhood
Steven L. Fingerhood, Managing Member

SLF INDUSTRY, L.P.

/s/ Steven L. Fingerhood
Title: Steven L. Fingerhood, managing member of its general partner, SLF Management, LLC

TECHNOLOGY OPPORTUNITY PARTNERS
By: Technology Opportunity Ventures, L.L.C., its general partner
By: SLF Partners, LLC, managing member

/s/ Steven L. Fingerhood
Steven L. Fingerhood, its Managing Member

TECHNOLOGY OPPORTUNITY VENTURES, L.L.C.
By: SLF Partners, LLC, managing member

/s/ Steven L. Fingerhood
Steven L. Fingerhood, its Managing Member

SLF PARTNERS, LLC

/s/ Steven L. Fingerhood
Steven L. Fingerhood, its Managing Member

STEVEN L. FINGERHOOD
/s/ Steven L. Fingerhood
Steven L. Fingerhood

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

THIS AGREEMENT is dated as of January 31, 2012 and is made by and among SLF Management, LLC, SLF Industry, L.P., Technology Opportunity Partners, L.P., Technology Opportunity Ventures, L.L.C., SLF Partners, LLC and Steven L. Fingerhood (collectively, the "Reporting Persons").

WHEREAS, each Reporting Person beneficially owns shares of common stock, $0.001 par value, of Saba Software, Inc., a Delaware corporation (the "Securities"); and

WHEREAS, each Reporting Person desires by this Agreement to provide for the joint filing of a Schedule 13D, and all amendments thereto, with the Securities and Exchange Commission.

NOW, THEREFORE, the parties hereto agree as follows:

1.  Each Reporting Person will join in the preparation and filing of a single statement containing the information required by Schedule 13D, and all amendments thereto, and the Schedule 13D and all such amendments will be filed on behalf of each Reporting Person.  Each Reporting Person is eligible to use the Schedule 13D on which such information is filed.

2.  Each Reporting Person will be responsible for the timely filing of the Schedule 13D, and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein.  No Reporting Person will be responsible for the completeness or accuracy of the information concerning any other Reporting Person contained in the Schedule 13D or any amendment thereto, except to the extent such Reporting Person knows or has reason to believe that such information is inaccurate.

3.  This Agreement may be executed in counterparts, all of which taken together will constitute one and the same instrument.

SLF MANAGEMENT, LLC
By: Steven L. Fingerhood, its managing member

/s/ Steven L. Fingerhood
Steven L. Fingerhood, Managing Member

SLF INDUSTRY, L.P.

/s/ Steven L. Fingerhood
Title: Steven L. Fingerhood, managing member of its general partner, SLF Management, LLC

TECHNOLOGY OPPORTUNITY PARTNERS
By: Technology Opportunity Ventures, L.L.C., its general partner
By: SLF Partners, LLC, managing member

/s/ Steven L. Fingerhood
Steven L. Fingerhood, its Managing Member

TECHNOLOGY OPPORTUNITY VENTURES, L.L.C.
By: SLF Partners, LLC, managing member

/s/ Steven L. Fingerhood
Steven L. Fingerhood, its Managing Member

SLF PARTNERS, LLC

/s/ Steven L. Fingerhood
Steven L. Fingerhood, its Managing Member

STEVEN L. FINGERHOOD
/s/ Steven L. Fingerhood
Steven L. Fingerhood

EXHIBIT 2

TRANSACTIONS EFFECTED BY THE REPORTING PERSONS IN THE CLASS OF SECURITIES OF THE ISSUER IN THE LAST 60 DAYS.

During the sixty days prior to January 26, 2012 the Sellers effected the following transactions in the Common Stock.

Technology Opportunity Partners, L.P.

Date	Activity	Quantity	Price ($)
1/13/2012	SELL	11308	9.3415
1/17/2012	SELL	3281	9.991
1/18/2012	SELL	10288	9.9749
1/19/2012	SELL	5088	9.9708
1/20/2012	SELL	565	9.952
1/24/2012	SELL	3845	9.8177
1/26/2012	SELL	113077	9.5
1/27/2012	N/A	0	N/A
1/30/2012	N/A	0	N/A
1/31/2012	N/A	0	N/A

SLF Industry, L.P.

Date	Activity	Quantity	Price ($)
1/13/2012	SELL	38692	9.3415
1/17/2012	SELL	11228	9.991
1/18/2012	SELL	35203	9.9749
1/19/2012	SELL	17412	9.9708
1/20/2012	SELL	1935	9.952
1/24/2012	SELL	13155	9.8177
1/26/2012	SELL	386923	9.5
1/27/2012	N/A	0	N/A
1/30/2012	N/A	0	N/A
1/31/2012	N/A	0	N/A

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